UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2008

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                                   to

Commission File Number 333-151802

A.                      Full title of the plan and the address of the plan, if different from that of the issuer named below:

SAVINGS PLAN FOR UNION EMPLOYEES OF UNILEVER

UNILEVER UNITED STATES, INC.

800 SYLVAN AVENUE

ENGLEWOOD CLIFFS, NEW JERSEY  07632

B.                        Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UNILEVER N.V.

WEENA 455

3013 AL, ROTTERDAM

THE NETHERLANDS

Savings Plan for Union Employees of Unilever

Index

Page(s)

Financial Statements and Supplemental Schedule:

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	2

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2008 and 2007	3

Notes to Financial Statements	4–21

Supplemental Schedule (*)

Schedule H — Line 4i — Schedule of Assets (Held at End of Year)	22

(*) Other supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have not been included as they are not applicable.

Signatures	23

Exhibit Index:

23.1	Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Savings Plan for Union Employees of Unilever

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Savings Plan for Union Employees of Unilever (the “Plan”) at December 31, 2008 and December 31, 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Florham Park, New Jersey
June 24, 2009

Savings Plan for Union Employees of Unilever

Statements of Net Assets Available for Benefits

As of December 31, 2008 and 2007

	2008	2007

Assets
Investment in the Unilever United States, Inc.
Master Trust, at fair value	$104,754,803	$151,844,290
Loans to participants	4,450,159	5,448,758
Total investments	109,204,962	157,293,048

Receivables
Participant contributions	64,183	94,368
Employer contributions	29,928	32,949
Net assets, at fair value	109,299,073	157,420,365

Adjustment from fair value to contract value for interest in the Master Trust relating to fully benefit-responsive investment contracts	(936,589)	(1,596,654)

Net assets available for benefits	$108,362,484	$155,823,711

The accompanying notes are an integral part of these financial statements.

Savings Plan for Union Employees of Unilever

Statements of Changes in Net Assets Available for Benefits

For the years ended December 31, 2008 and 2007

	2008	2007

Investment Results
Net investment income (loss) from Plan interest in Unilever United States, Inc. Master Trust	$(19,668,113)	$14,630,009

Additions
Additions to net assets attributed to:

Interest from participant loans	391,206	399,737
Transfer from UNICare Savings Plan	—	4,889,525
Transfer from Good Humor —Breyers Savings Plan	8,991,504	—
Contributions and other additions:
Contributions from participants	5,270,408	5,854,909
Contributions from employer	1,890,026	1,969,703
Rollover contributions	31,390	67,742
Total additions	16,574,534	13,181,616

Deductions
Deductions to net assets attributed to:
Benefits paid to participants	44,350,818	18,830,042
Administrative expenses	16,830	18,091
Total deductions	44,367,648	18,848,133
Net increase (decrease)	(47,461,227)	8,963,492

Net assets available for benefits:
Beginning of year	155,823,711	146,860,219
End of year	$108,362,484	$155,823,711

The accompanying notes are an integral part of these financial statements.

Savings Plan for Union Employees of Unilever

Notes to Financial Statements

December 31, 2008 and 2007

1.             Description of the Plan

The Savings Plan for Union Employees of Unilever (the “Plan”) is a defined contribution plan that is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The Plan’s sponsor is Conopco, Inc.  (the “Company”).  Assets of the Plan along with assets from the UNICare Savings Plan, an affiliated plan, sponsored by Unilever United States, Inc., an affiliate of the Company (“Unilever US”), and the Good Humor — Breyer’s Savings Plan (the “GHB Plan”), sponsored by the Company, are maintained in the Unilever United States, Inc. Master Trust (the “Master Trust”).  Effective December 31, 2008, the GHB Plan was merged with the Plan.  The following brief description of the Plan is provided for general information purposes only.  Participants should refer to the summary plan description for more complete information.

Eligibility

Eligibility varies at the discretion of the Company and is as follows:

All employees at the Hammond, Indiana plant represented by the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy and Allied Industrial and Service Workers International Union Local 7-0336 (“Hammond plant”) and all employees at the Baltimore, Maryland plant, represented by the International Chemical Workers Union Council of the UFCW Local 217 C or the International Brotherhood of Teamsters Local 570 (“Baltimore Laundry plant”) until September 2008 when the Laundry Plant was sold, are eligible to become participants of the Plan after the completion of 90 days of continuous service.

All employees located at the Company’s Atlanta, Georgia plant represented by the Bakery, Confectionery and Tobacco Workers and Grain Millers International AFL-CIO Local 42 (“Atlanta plant”), and the Olathe, Kansas plant who are represented by the International Brotherhood of Teamsters Local 41 or the International Union of Operating Engineers AFL-CIO Local 101-S (“Olathe plant”) were eligible to become participants of the Plan upon the date of hire.

All employees located at the Company’s Baltimore, Maryland plant represented by the United Food and Commercial Workers International Union AFL-CIO Local 27 (“Baltimore Foods”) that were hired prior to April 1, 2008 are eligible to become participants of the Plan upon the date of hire.  Those employees hired on or after April 1, 2008 are eligible to become participants of the Plan after the completion of 60 days of continuous service.

All employees located at the Chicago, Illinois plant represented by the United Food and Commercial Workers International Union AFL-CIO, CLC Local 399 or the International Union of Operating Engineers AFL-CIO Local 100A (“Chicago plant”) and the Franklin Park, Illinois plant represented by the International Brotherhood of Teamsters Local 744 (“Franklin Park plant”) who are at least 18 years old are eligible to become participants of the Plan after the completion of 45 days of service.  The Franklin Park plant closed in December 2008.

All employees at the Independence, Missouri plant represented by the International Brotherhood of Teamsters Local 838 (“Independence plant”) are eligible to become participants of the Plan after the completion of one year of service.

All employees on or after June 30, 2007, at the Good Humor — Breyer’s Huntington, Indiana plant, represented by the Retail, Wholesale and Department Store Union, UFCW AFL-CIO and its United Dairy Workers Local 835 (“Huntington plant”) and all employees, on or after June 30, 2007, of Ben & Jerry’s Homemade at the St. Albans, Vermont

Savings Plan for Union Employees of Unilever

Notes to Financial Statements

December 31, 2008 and 2007

plant represented by the International Brotherhood of Electrical Workers Local 300 (“St Albans plant”) are eligible to become participants of the Plan upon the date of hire.

Effective January 1, 2009, all employees of Good Humor — Breyer’s, a division of Conopco, Inc., a subsidiary of Unilever US at the Hagerstown, Maryland plant, represented by the United Steel Workers of America AFL-CIO-CLC Local 9836 (“Hagerstown plant”) and scheduled to work twenty or more hours a week are eligible to participate in the Plan as of date of hire.  Employees who are not regularly scheduled to work twenty or more hours a week can participate in the Plan after completing one year of service.

Contributions

Plan participants are permitted to make voluntary contributions to the Plan through payroll deductions.  Before-tax contributions, representing 401(k) contributions are deposited in a “before-tax account” and after-tax contributions, where applicable, are deposited in an “after-tax account.”  Before-tax contributions are limited to $15,500 for 2008 and 2007.

Participants who will be age 50 or older by the end of the Plan year are eligible to make before-tax catch-up contributions.  Catch-up contributions are limited to $5,000 for eligible employees for 2008 and 2007.

The maximum permitted contributions vary at the discretion of the Company and are as follows:

All collective bargaining employees at the Hammond, Indiana plant, the Baltimore Laundry plant, the Atlanta plant, the Baltimore Foods plant, the Olathe plant, the Independence plant, the St. Albans plant and the Huntington plant: 1% to 20% of eligible compensation through payroll deductions on a before-tax basis, an after-tax basis, or a combination of both, provided that the maximum participant contributions to the before-tax and after-tax accounts do not exceed 20% of compensation:

All collective bargaining employees located at the Chicago plant: 1% to 16% of eligible compensation on a before-tax basis.

All collective bargaining employees that were located at the Franklin Park plant until its closure in December 2008: 1% to 15% of eligible compensation on a before-tax basis.

All collective bargaining employees located at the Hagerstown, plant: 1% to 15% of eligible compensation on a before-tax basis, an after-tax basis, or a combination of both, provided that the maximum participant contributions to the before-tax and after-tax accounts do not exceed 17% of compensation.

The Company will match contributions made by participants at some plant locations.  These contributions are recorded in a “company matching account”.  Company matching contributions vary at the discretion of the Company and are as follows:

All collective bargaining employees at the Hammond, plant and the Baltimore Laundry plant: 100% of the first 2% of eligible earnings and 50% of the next 4% of eligible earnings participants elect to contribute;

Savings Plan for Union Employees of Unilever

Notes to Financial Statements

December 31, 2008 and 2007

All collective bargaining employees located at the Chicago, plant: 25% of the first 4% of eligible earnings participants elect to contribute;

All collective bargaining employees located at the Franklin Park plant until its closure in December 2008: 50% of the first 3% of eligible earnings participants elected to contribute;

All collective bargaining employees located at the Independence plant: 50% of the first 8% of eligible earnings participants elect to contribute;

All collective bargaining employees located at the Atlanta plant and the Olathe plant: 25% of the first 5% of eligible earnings participants elect to contribute;

All collective bargaining employees located at the Huntington and Hagerstown plants: 100% of the first 3% and 50% of the next 2% for Huntington and Hagerstown participants accruing benefits under the final average pay formula of the UNICare Retirement Plan.  100% of the first 5% in matching contributions for Huntington participants accruing benefits under the cash balance formula of the UNICare Retirement Plan, Huntington union participants not eligible for benefits under the Unicare Retirement Plan, and those participants at the St. Albans plant.

With respect to pay periods beginning on or after April 1, 2008, all collective bargaining employees located at the Baltimore Foods plant:  25% of the first 4% of eligible earnings that participants elect to contribute;

In 2007, the Plan was amended to add non-elective contributions of 4% of compensation to eligible employees who were hired or re-hired on or after January 12, 2007 at the Hammond plant and credited with at least one year of service.  The amendment also provides for non-elective contributions of 4% of compensation for employees at the Huntington plant, hired on or after June 30, 2007 and credited with at least one year of service.  The amendment is further extended to employees at the Huntington plant hired after March 31, 2007 and prior to June 30, 2007 that may have been eligible for an allocation under the UNICare Savings Plan if their plan assets had not been transferred from the UNICare Savings Plan to the Plan.

All collective bargaining employees located at the Baltimore Foods plant beginning April 1, 2008, all collective bargaining employees located Olathe plant represented by the International Brotherhood of Teamsters Local 41 beginning on June 1, 2008, collective bargaining employees of the Local 399 union at the Chicago plant beginning November 22, 2008, collective bargaining employees of the Local 100A union at the Chicago plant beginning December 16, 2008: are eligible to receive non-elective contributions of 4% of compensation after one year of service.

All contributions are deposited in the Master Trust.

Savings Plan for Union Employees of Unilever

Notes to Financial Statements

December 31, 2008 and 2007

Participant Accounts

Each participant’s account is credited with: (a) the participant’s contribution (b) the Company’s contribution, and (c) an allocation of Plan earnings (losses) and administrative expenses.  Allocations are based on participant earnings or account balances, as defined in the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.  At December 31, 2008 and 2007, there were 1,682 and 1,529 participants in the Plan, respectively.

Vesting

Participants are fully vested in their contributions as well as the earnings thereon.  Vesting provisions are at the discretion of the Company and are as follows:

All collective bargaining employees at the Hammond plant, the Baltimore Laundry plant, the Independence plant, the Atlanta plant and the Olathe plant, Huntington plant, the St. Albans plant and the Baltimore Foods plant: 100% upon hire.

All collective bargaining employees located at the Franklin Park plant and the Chicago plant: 100% after 3 years of service.

On January 1, 2009, Participants of the former GHB Plan became vested immediately in all company matching contributions.

Amounts forfeited by non-vested participants who terminated employment during the years ended December 31, 2008 and 2007 were $5,859 and $291, respectively.  The balance of forfeitures was $7,897 and $1,749 as of December 31, 2008 and 2007, respectively.  Forfeitures are available to reduce Company matching contributions, and Company non-elective contributions.

Non-elective contributions vest after 3 years of service for all participants receiving those company contributions.

Payment of Benefits

Provisions for the withdrawal of contributions of active participants vary at the discretion of the Company and are as follows:

All collective bargaining employees at the Hammond plant, the Baltimore Laundry plant, the Atlanta plant, the Baltimore Foods plant the Olathe plant, the Huntington plant and the St. Albans plant: participants may withdraw all or part of their “after-tax account,” as applicable;

All collective bargaining employees at the Independence plant: participants may withdraw all or part of their “after-tax account” and the eligible portion of their “company matching account,” as applicable;

Participants who formerly participated in the GHB Plan may withdraw all or part of their “after-tax account” during employment, including prior plan profit sharing and earnings thereon.

The following participants may make financial hardship withdrawals, as described in the Plan, as follows:

Savings Plan for Union Employees of Unilever

Notes to Financial Statements

December 31, 2008 and 2007

All collective bargaining employees at the Atlanta plant, the Baltimore Laundry plant, the Baltimore Foods plant, the Olathe plant, the Independence plant, the Chicago plant, the Hammond, plant, the Huntington plant and the St. Albans plant: participants may apply for a financial hardship withdrawal in a manner prescribed by the Benefits Administration Committee and documented in the Plan Administrative Manual for a financial hardship withdrawal of up to 100% of the eligible portion, as described in the Plan, of their “before-tax account” prior to attaining age 59-1/2, provided the withdrawal does not exceed the amount of the hardship, as described in the Plan;

All collective bargaining employees at the Hammond plant, the Baltimore laundry plant, the Baltimore Foods plant, the Olathe plant, the Atlanta plant, the St. Albans plant, the Huntington plant and the Independence plant are eligible to withdraw the vested portion of their entire account balance upon attainment of age 59-1/2;

Participants formerly under the GHB Plan may apply to the Benefits Administration Committee for a financial hardship withdrawal of up to 100% the eligible portion of their vested “before-tax account” based on plan provisions, prior to attaining age 59-1/2, provided the withdrawal does not exceed the amount of the hardship.  Upon attainment of age 59-1/2, participants may withdraw their entire account balance.

Collective bargaining employees of the Franklin Park plant are not allowed to make withdrawals.

Upon termination of employment, participants are entitled to all of their vested balances and must receive their full balance upon reaching the age of 65.

Retired employees may elect to leave their account balances in the Plan until they attain age 70-1/2 at which time Internal Revenue Service regulations require minimum distributions to be made. Failure to make a voluntary election to defer payment will result in a total distribution of vested Plan balances at age 65.

Participants who retire under the provisions of certain defined benefit plans sponsored by the Company may, under certain conditions, roll over their lump sum distribution to the Plan.

Plan Transfers

Effective December 31, 2008, the GHB Plan was merged with and into the Plan.  The assets and liabilities attributable to the account balances of participants of approximately $9 million were transferred from the GHB Plan to the Plan.  This amount included approximately $854,000 of participant loans.

During 2007, approximately $5 million of assets attributable to the account balances of the union employees at the St. Albans and Huntington plants were transferred from the UNICare Savings Plan to the Plan.  This amount included approximately $506,000 of participant loans.

Investments

Participants have the option to invest in, and direct the Company matching contributions towards a wide variety of funds including money market, fixed income, balanced, equity and the Unilever N.V. Stock Fund.  The funds are as follows:

•                  The INVESCO Interest Income Fund is primarily invested in a diversified portfolio of investment contracts issued by high quality financial institutions such as insurance companies and banks.  Each contract has its own specific

Savings Plan for Union Employees of Unilever

Notes to Financial Statements

December 31, 2008 and 2007

terms, including interest rate and maturity date.  The crediting interest rates at December 31, 2008 and 2007 for the contracts range from 2.08% to 5.01% and 4.51% to 5.34%, respectively.  The average crediting interest rates at December 31, 2008 and 2007 for the contracts are 4.50% and 4.95%, respectively.

•                  PIMCO Total Return Fund Institutional Class, Unilever N.V. Stock Fund, Fidelity Contrafund, American Funds Washington Mutual Investors Fund (R5) (introduced October 16, 2008), Northern Trust Total US Equity Index Fund (introduced July 1, 2008) and the Northern Trust International Equity Index Fund (introduced July 1, 2008).

•                  The following were available until August 28, 2008:  Fidelity Asset Manager Fund, NTGI-QM S&P500 Equity Index Fund, Fidelity Magellan Fund, Harbor Capital Appreciation Fund, Fidelity Growth & Income Portfolio Fund, T. Rowe Price Small Cap Stock Fund, American Funds Washington Mutual Investors Fund — Class A, Fidelity Select Health Care Portfolio Fund, Fidelity Select Technology Portfolio Fund, Fidelity Select Financial Services Portfolio Fund, Fidelity Select Natural Resources Portfolio Fund,  NTGI-QM Collective Daily Russell 1000 Value Equity Index Fund, Legg Mason Partners Emerging Markets Equity Fund and the Fidelity Select International Equity Portfolio Fund.  The Washington Mutual Investors Fund was available until October 16, 2008.

•                  Effective July 1, 2008 the Plan introduced Vanguard Target Retirement Trusts II, including: Vanguard Target Retirement Income Trust II, Vanguard Target Retirement 2005 Trust II, Vanguard Target Retirement 2010 Trust II,  Vanguard Target Retirement 2015 Trust II, Vanguard Target Retirement 2020 Trust II, Vanguard Target Retirement 2025 Trust II,  Vanguard Target Retirement 2030 Trust II, Vanguard Target Retirement 2035 Trust II, Vanguard Target Retirement 2040 Trust II, Vanguard Target Retirement 2045 Trust II, and Vanguard Target Retirement 2050 Trust II.

•                  Effective July 1, 2008, the Plan introduced self directed brokerage accounts whereby the participant is able to select from approximately 4,600 mutual funds.  As of December 31, 2008, $39,314,002 was invested through the brokerage accounts at the Master Trust level.  $3,298,519 of the amount is held by the Plan.

Loans to Plan Participants

At the request of Plan participants, loans are permitted up to the lesser of $50,000 reduced by the largest outstanding loan balance in the previous 12 months or one-half of the participants’ vested interest in their accounts less any outstanding loans.  Loans bear interest at a fixed rate based on the Reuters published prime rate plus one percent, adjusted quarterly.

Interest rates ranging from 5% to 10.5% were charged on the loans for the years ended December 31, 2008 and 2007.

For participants at the Hammond plant, the Baltimore Laundry plant, the Atlanta plant, the Baltimore Foods plant, the Olathe plant, the Elgin plant, the Independence plant, the Huntington plant, the St. Albans plant and participants of the former GHB Plan loans relating to the acquisition or construction of a participant’s principal residence are to be repaid within fifteen years.  All other loans are required to be repaid within five years.

Savings Plan for Union Employees of Unilever

Notes to Financial Statements

December 31, 2008 and 2007

For participants at the Chicago plant and the Franklin Park plant, loans are required to be repaid within five years.

For participants that were transferred from the Ben and Jerry’s Homemade Plan in 2006, loans relating to the acquisition or construction of a participant’s principal residence are to be repaid within thirty years.  All other loans are required to be repaid within five years.

Administration

The Plan provides that the Benefits Administration Committee is responsible for the general administration of the Plan.

2.             Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting standards generally accepted in the United States of America.

Valuation of Plan Investments and Income Recognition

The assets of the Plan have been commingled in the Master Trust with the assets of GHB Savings Plan until December 31, 2008 when the GHB Plan merged into the Plan and the UNICare Savings Plan for investment and administrative purposes.  The investment in the Master Trust represents the Plan’s interest in the net assets of the Master Trust.  The Plan’s investment is stated at fair value and is based on the beginning of the year value of the Plan’s interest in the Master Trust plus contributions and allocated investment income (loss) less distributions and allocated expenses.  Participants’ loans are valued at cost plus accrued interest, which approximates fair value.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the investment income (loss) for the Plan’s interest in the Master Trust, which consists of its allocated share of investment income and (loss), realized gains and losses, and the change in unrealized appreciation and depreciation from the Master Trust.

The Plan’s interest in the Master Trust represents more than 5 percent of the Plan’s net assets available for benefits as of December 31, 2008 and 2007.

Investment Contracts (See Also Note 4)

The Plan accounts for synthetic guaranteed investment contracts at contract value in accordance with Financial Accounting Standards Board Staff Position Nos. AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (“FSP”).  The FSP clarifies the definition of fully benefit-responsive investment contracts for contracts held by defined contribution plans along with the financial statement presentation and disclosure of such contracts.  Investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by the FSP, the accompanying Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The

Savings Plan for Union Employees of Unilever

Notes to Financial Statements

December 31, 2008 and 2007

accompanying Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Benefit Payments

Benefit payments are recorded when paid and include deemed distributions of $25,124 and $9,629 for the years ended December 31, 2008 and 2007, respectively.

Administrative Expenses

Investment management fees for all funds and certain professional fees are paid by the Plan.  All other administrative expenses are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting standards generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements.  These significant estimates include fair market values of investments.  Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, commingled funds, mutual funds, and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the December 31, 2008 and 2007 Statements of Net Assets Available for Plan Benefits.

The Master Trust is exposed to credit loss in the event of non-performance by the companies with whom guaranteed investment contracts are placed.  However, the Plan does not anticipate non-performance by these companies and believes that the risk to the Master Trust portfolio from credit loss is not material due to the diversified nature of assets held.

Effects of New Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes”, an interpretation on FASB Statement No. 109.   On January 1, 2007, the Plan adopted FIN 48.  This interpretation clarifies the accounting for uncertainty in tax positions taken or expected to be taken in a tax return. FIN 48 provides guidance on the measurement, recognition, classification and disclosure of tax positions, along with accounting for the related interest and penalty.  The Company and the Plan’s tax counsel believe that the Plan is designed and is operated in compliance with the applicable requirements of the Internal Revenue Code (see Note 3). Accordingly, the adoption of FIN 48 did not have any effect on the Plan’s net assets available for benefits and changes in net assets available for benefits for all periods presented.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements.” (“SFAS 157”), which is effective for fiscal years beginning after November 15, 2007.  The statement clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements.  The Plan has adopted SFAS 157 effective January 1, 2008.  The adoption of SFAS 157 did not

Savings Plan for Union Employees of Unilever

Notes to Financial Statements

December 31, 2008 and 2007

have a material impact on the Plan’s financial statements, other than presenting the requisite disclosures (see Note 4).

In April 2009, the FASB issued FASB Staff Position No. 157-4 “Determining Fair Value When Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP 157-4”).  FSP 157-4 provides additional guidance for estimating fair value in accordance with SFAS 157 when the volume and level of activity for the asset or liability have significantly decreased as well as guidance on identifying circumstances that indicate a transaction is not orderly.  FSP 157-4 is effective for fiscal years and interim periods ending after June 15, 2009.  The Plan is currently evaluating the impact the adoption will have on the Plan’s financial statement disclosures.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable users of the financial statements to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged.  The Plan is currently evaluating the statement’s impact on its financial statements.

3.             Tax Status of the Plan

The Plan received a favorable tax determination letter, effective October 5, 2005 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended (the “Code”).  Although the Plan has been amended since then, the Plan administrator and the Plan’s legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.  On May 4, 2009 an updated tax determination letter was received from the Internal Revenue Service.

4.             Investments Held by the Master Trust

At December 31, 2008, the Master Trust comprises the assets of the Plan and UNICare Savings Plan, all affiliated plans of Unilever US.  The Plan has a 7.7% and an 8.2% interest in the investments of the Master Trust as of December 31, 2008 and 2007, respectively.  The UNICare Savings Plan comprises approximately 92.3% and 91.3% respectively, of the investments held by the Master Trust as of December 31, 2008 and 2007.  The GHB Plan had a .5% interest in the Master Trust as of December 31, 2007.  The GHB Plan was merged into the Plan effective December 31, 2008.  The Plan has an interest in the assets of the Master Trust.  Certain investment assets of the Master Trust, related earnings (losses) and expenses are allocated to the plans participating in the Master Trust based upon the total of each individual participant’s share of the Master Trust.

Savings Plan for Union Employees of Unilever

Notes to Financial Statements

December 31, 2008 and 2007

The Plan’s approximate share of various investments held by the Master Trust at December 31, 2008 and 2007 were as follows:

	2008	2007

Short-term Investment Funds	9.5%	11.6%
Mutual funds	4.7%	6.7%
Commingled funds	5.4%	5.6%
Unilever N.V. Stock	8.6%	9.1%
Synthetic Guaranteed Investment Contracts	10.5%	11.6%

As of December 31, 2008 and 2007, the investment categories of the Master Trust were as follows:

	2008	2007

Investments, at fair value

Short-term Investment Funds	$19,998,192	$12,703,194
Mutual funds	131,586,253	819,071,869
Commingled funds	561,718,878	334,167,581
Unilever N.V. Stock	48,015,850	63,779,843
Synthetic Guaranteed Investment Contracts	593,719,704	611,901,396
Master Trust Investments, at fair value	1,355,038,877	1,841,623,883

Adjustment to Contract Value	(8,901,693)	(13,784,879)

Net Amount	$1,346,137,184	$1,827,839,004

Savings Plan for Union Employees of Unilever

Notes to Financial Statements

December 31, 2008 and 2007

The following presents investments that represent 5 percent or more of the Master Trust’s net assets as of December 31, 2008 and 2007:

	2008			2007

Investments, at Fair Value as Determined by Quoted Market Price

Mutual Funds
Fidelity Magellan Fund, 1,672,799 shares	$	n/a			$157,025,672
PIMCO Total Return Institutional Fund, 4,853,452 and 9,358,575 shares, respectively		$49,214,005	*		$100,043,382
Fidelity Contrafund, 892,729 and 1,839,215 shares, respectively		$40,404,918	*		$134,464,989

Commingled Funds
Fidelity Select International, 6,535,959 shares	$	n/a			$111,896,973
NTGI-QM Equity Index Fund, 12,151,812 shares	$	n/a			$159,310,253
Vanguard Target 2015 Fund, 4,855,147 shares		$71,516,326		$	n/a
Vanguard Target 2020 Fund, 7,409,942 shares		$102,553,602		$	n/a
Vanguard Target 2025 Fund, 7,760,769 shares		$101,200,428		$	n/a
Vanguard Target 2030 Fund, 7,388,242 shares		$90,653,725		$	n/a

Investments, at Estimated Fair Value
Synthetic Guaranteed Investment Contracts
Synthetic Guaranteed Investment Contract JP Morgan Chase Contract # 441619-IAAA		$107,492,330			$106,966,456
Synthetic Guaranteed Investment Contract State Street Bank and Trust Company Contract # 103108		$105,332,247			$104,498,485
Synthetic Guaranteed Investment Contract Bank of America Contract # 99-052		$102,631,137			$104,232,190
Synthetic Guaranteed Investment Contract NATIXIS Financial Contract # 1419-01		$119,412,377			$124,539,676
Synthetic Guaranteed Investment Contract UBS Financial Contract # 5220	$	n/a			$90,704,209
Synthetic Guaranteed Investment Contract Pacific Life Insurance Contract #G27253.01.0001		$86,744,473		$	n/a
Synthetic Guaranteed Investment Contract ING Contract #60099		$72,107,140			$80,960,380	*

* - Less than 5%

n/a – not applicable, not held as of date presented

Savings Plan for Union Employees of Unilever

Notes to Financial Statements

December 31, 2008 and 2007

As of December 31, 2008, the fully benefit-responsive contracts of the Master Trust were as follows:

	Major
	Credit
	Ratings	Investments,	Adjustment to
	(unaudited)	at fair value	contract value

JP Morgan Chase (IGT PIMCO AAA or Better Intermediate Fund)	AA-	$107,492,330	$(7,591,732)
State Street Bank (IGT Intermediate Government Fund)	AA	105,332,247	(6,185,181)
Bank of America (IGT Intermediate Government Fund)	AA-	102,631,137	(3,447,405)
NATIXIS Capital Markets (IGT Short-term Bond Fund)	A+	119,412,377	3,427,421
ING Life & Annuity (IGT Short-term Bond Fund)	AA	72,107,140	2,462,063
Pacific Life Insurance (IGT Invesco Short-term Bond Fund)	AA	86,744,473	2,433,141
		$593,719,704	$(8,901,693)

As of December 31, 2007, the fully benefit-responsive contracts of the Master Trust were as follows:

	Major
	Credit
	Ratings	Investments,	Adjustment to
	(unaudited)	at fair value	contract value

JP Morgan Chase (IGT PIMCO AAA or Better Intermediate Fund)	AA	$106,966,456	$(5,096,007)
State Street Bank (IGT Intermediate Government Fund)	AA	104,498,485	(2,641,341)
Bank of America (IGT Intermediate Government Fund)	AA+	104,232,190	(2,257,769)
NATIXIS Capital Markets (IGT Short-Term Bond Fund)	AA	124,539,676	(1,733,750)
ING Life & Annuity (IGT Short-term Bond Fund)	AA	80,960,380	(671,786)
UBS AG (IGT Short-term Bond Fund)	AA	90,704,209	(1,384,226)
		$611,901,396	$(13,784,879)

Savings Plan for Union Employees of Unilever

Notes to Financial Statements

December 31, 2008 and 2007

The investment income (loss), net of investment expenses, of the Master Trust net assets for the years ended December 31, 2008 and 2007 were as follows:

	2008	2007

Net appreciation (depreciation) in fair value of net investments:

Investments, at Fair Value as Determined by Quoted Market Price
Mutual funds	$(130,168,794)	$44,875,991
Unilever N.V. stock	(21,898,019)	16,379,015

Investments, at Estimated Fair Value
Commingled funds	(228,550,987)	25,211,834
Net appreciation (depreciation)	(380,617,800)	86,466,840

Interest	27,086,960	30,841,778
Dividends	18,645,515	63,466,933
Total net investment income (loss)	$(334,885,325)	$180,775,551

Investment Valuation and Income Recognition of Master Trust

Master Trust investments are stated at fair value.  Investments in mutual funds are valued at the published net asset value of shares held at year end.  Investments in commingled funds are stated at fair value based on unit values provided by the administrator, which are based on market values of underlying investments.  Unilever N.V. common stock is valued at the last close price at end of the year. Short-term investments are valued at amortized cost, which is cost plus accrued interest, which approximates fair value.  Investment contracts are stated at fair value based on the sum of the fair value of the underlying investments and the fair value of the wrapper.

Purchases and sales of securities are recorded as of the trade date.  Dividend income is recorded on the ex-dividend date and interest is recorded on the accrual basis.

Investment income (loss) for the Master Trust includes net appreciation (depreciation) of investments, as well as, interest and dividends from investments.  The net appreciation (depreciation) of investments held in the Master Trust consists of the realized gains (losses) and the unrealized appreciation (depreciation) on these investments.

Investment Contracts

The Master Trust entered into benefit-responsive investment contracts, such as synthetic guaranteed investment contracts (“GICs”), with various third party financial institutions.  These benefit-responsive investment contracts are held through the INVESCO Interest Income Fund (the “Fund”).  Contract values represent contributions made to the investment contract plus earnings, less participant withdrawals and administrative expenses.

A synthetic GIC provides for a fixed return on principal over a specified period of time through fully benefit-responsive wrapper contracts issued by third party financial institutions which are backed by underlying assets owned by the Master Trust.  The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments through adjustments to the future interest crediting rate (which is

Savings Plan for Union Employees of Unilever

Notes to Financial Statements

December 31, 2008 and 2007

the rate earned by participants in the Fund for the underlying investments).  The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero.  An interest crediting rate less than zero would result in a loss of principal or accrued interest.

Calculating the Interest Crediting Rate in Wrapper Contracts

The key factors that influence future interest crediting rates for a wrapper contract include:

•      The level of market interest rates

•      The amount and timing of participant contributions, transfers, and withdrawals into/out of the wrapper contract

•      The investment returns generated by the fixed income investments that back the wrapper contract

•      The duration of the underlying investments backing the wrapper contract

Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis.  While there may be slight variations from one contract to another, most wrapper contracts use a formula that is based on the characteristics of the underlying fixed income portfolio.  Over time, the crediting rate formula amortizes the Fund’s realized and unrealized market value gains and losses over the duration of the underlying investments.

Because changes in the market interest rates affect the yield to maturity and the market value of the underlying investments, they can have a material impact on the wrapper contract’s interest crediting rate.  In addition, participant withdrawals and transfers from the Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate.  The resulting gains and losses in the market value of the underlying investments relative to the contract value are presented on the Plan’s Statements of Net Assets Available for Benefits as the “Adjustment from Fair Value to Contract Value”.  If the Adjustment from Fair Value to Contract Value is positive for a given contract, this indicates that the contract value is greater than the market value of the underlying investments.  The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case.  And if the Adjustment from Fair Value to Contract Value figure is negative, this indicates that the contract value is less than the market value of the underlying investments.  The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

All wrapper contracts provide for a minimum interest crediting rate of zero percent.  In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuers will pay to the Plan the shortfall needed to maintain the interest crediting rate at zero.  This helps to ensure that participants’ principal and accrued interest will be protected.

Events That Limit the Ability of the Plan to Transact at Contract Value

In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value.  These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract.  The events described above that

Savings Plan for Union Employees of Unilever

Notes to Financial Statements

December 31, 2008 and 2007

could result in the payment of benefits at market value rather than contract value are not probable of occurring in the foreseeable future.

Issuer-Initiated Contract Termination

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan.  If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments.

The contract values of the synthetic GICs were approximately $585 million and $598 million at December 31, 2008 and 2007, respectively.  As of December 31, 2008 and 2007 the fair value of the synthetic GICs, based upon the fair value of underlying assets and wrapper contracts was greater than the contract value by $8.9 million and $13.8 million, respectively

As of December 31, 2008 and 2007, the average yields for synthetic GICs were as follows:

Average Yields for Synthetic GICs	2008	2007

Based on actual earnings	5.23%	5.13%
Based on interest rate credited to participants	4.43%	4.84%

Fair Value Measurements

SFAS 157 defines fair value, establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under SFAS 157 are described as follows:

• Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

• Level 2 - Inputs to the valuation methodology that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.  If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

• Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.  The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy:

Savings Plan for Union Employees of Unilever

Notes to Financial Statements

December 31, 2008 and 2007

Mutual Funds

A mutual fund’s Net Asset Value (“NAV”) is based on the value of underlying assets owned by the Fund minus its liabilities and then divided by the number of shares outstanding calculated as of the close of business of the New York Stock Exchange. The fund’s assets normally are valued as of this time for the purpose of computing the fund’s NAV.  Since the NAV is a quoted price in a market that is active, they are classified within Level 1 of the valuation hierarchy.

Synthetic Guaranteed Investment Contracts

The fair value of the synthetic guaranteed investment contracts is based on the underlying investments. The underlying investments are common/collective trust funds, which are public investment vehicles, valued at the NAV as described above. Because the NAV is a quoted price in a market that is not active, they are classified within Level 2 of the valuation hierarchy.  The value of the wrapper contracts is determined using observable inputs including rebid rates from the wrapper provider.  The value of the wrapper contracts at December 31, 2008 of $812,811 is included in the synthetic guaranteed investment contracts amount shown below.

Commingled Funds

These investments are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in a market that is not active and classified within Level 2 of the valuation hierarchy.

Unilever N.V. Common Stock

Unilever N.V. common stock is valued at the closing price reported on the New York Stock Exchange Composite Transaction Tape and is classified within Level 1 of the valuation hierarchy.

Short-term Investment Funds

The Short-term Investment funds are valued at quoted market prices in an active market, which represent the net asset values of shares held by the Plan at year end and are classified within Level 1 of the valuation hierarchy.

In accordance with SFAS 157, the following table represents the Master Trust’s fair value hierarchy for its financial assets measured at fair value on a recurring basis as of December 31, 2008:

	Level 1	Level 2	Level 3	Total

Mutual funds	$131,586,253	$—	$—	$131,586,253

Synthetic Guaranteed Investment Contracts		593,719,704	—	593,719,704

Commingled funds		561,718,878	—	561,718,878

Unilever N.V. Stock	48,015,850	—	—	48,015,850

Short-term Investment Funds	19,998,192	—	—	19,998,192

Investments at fair value	$199,600,295	$1,155,438,582	$—	$1,355,038,877

Savings Plan for Union Employees of Unilever

Notes to Financial Statements

December 31, 2008 and 2007

The Plan’s participant loans are valued using Level 3 inputs.  Changes in the fair value of Plan’s investments that are valued using Level 3 inputs during the year ended December 31, 2008 were as follows:

Balance at December 31, 2007	$5,448,758
Purchases, issuances, and settlements, net	(998,599)
Balance at December 31, 2008	$4,450,159

5.             Transactions with Related Parties and Parties-in-Interest

The Unilever N.V. Stock Fund invests in shares of Unilever N.V. Stock.  This fund is designed as a means for employees to participate in the potential long-term growth of Unilever N.V.  The Master Trust held 1,955,927 and 1,749,310 shares at December 31, 2008 and 2007, respectively, of common stock in Unilever N.V.  The Master Trust also earned dividend income from the common stock of approximately $2.1 million and $1.7 million for the years ended December 31, 2008 and 2007, respectively.  The Master Trust had sales and purchases of Unilever N.V. Stock of approximately $23.7 million and $29.3 million in 2008 and $28.9 million and $28.9 million in 2007, respectively.

Certain Master Trust investments consist of units in investment funds managed by Fidelity.  Fidelity owns these investment funds, and is a party-in-interest as defined by ERISA.  In the opinion of the Plan administrator, fees paid during the year for services rendered by parties-in-interest were based on customary and reasonable rates for such services.  The administration fees paid by the Plan during 2008 and 2007 disclosed on the statement of changes in net assets available for benefits were paid to Fidelity.

6.             Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan, subject to the provisions of ERISA.  In the event of the Plan termination, the participant’s rights to their accrued benefits are non-forfeitable.  Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Company may determine.

Savings Plan for Union Employees of Unilever

Notes to Financial Statements

December 31, 2008 and 2007

7.             Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as disclosed in the statement of net assets available for benefits at December 31, 2008 and 2007 to amounts presented in Form 5500:

	2008	2007
Net assets available for benefits as disclosed in the financial statements	$108,362,484	$155,823,711

Adjustment from fair value to contract value for interest in the Master Trust relating to fully benefit-responsive investment contracts	936,589	1,596,654

Net assets available for benefits as presented in Form 5500	$109,299,073	$157,420,365

The following is a reconciliation of investment (loss)/income as disclosed in the statement for the years ended December 31, 2008 and 2007 to the amounts presented in Form 5500:

	2008	2007
Net investment (loss)/income from Plan interest in Unilever United States Inc. Master Trust as presented in the financial statements	$(19,668,113)	$14,630,009

Adjustment from fair value to contract value	(721,816)	1,596,654

Investment (loss)/income as presented in Form 5500	$(20,389,929)	$16,226,633

The following is a reconciliation of the transfer from Good Humor — Breyers Savings Plan as disclosed in the statement for the years ended December 31, 2008 and 2007 to the amounts presented in Form 5500:

	2008	2007
Transfer from Good Humor — Breyers Savings Plan as presented in the financial statements	$8,991,504	$—

Adjustment from fair value to contract value	61,751	—

Transfer of assets as presented in Form 5500	$9,053,255	$—

Savings Plan for Union Employees of Unilever

Schedule H — Line 4i Schedule of Assets (Held at End of Year)

December 31, 2008

		(c) Description of Investment Including
	(b) Identify of Issue, Borrower	Maturity Date, Rate of Interest, Collateral, Par		(e) Current
(a)	Lessor or Similar Party	or Maturity Value	(d) Cost **	Value

*	Investment in Master Trust at fair value,			$104,754,803

*	Loans to Participants	Interest rates ranging from 5.0% to 10.5% and with maturities through 2022		$4,450,159

*	Denotes a party—in-interest to the Plan
**	Not applicable

Savings Plan for Union Employees of Unilever

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS PLAN FOR UNION EMPLOYEES OF UNILEVER

By:	/s/ Pascale Thomas
PASCALE THOMAS
DIRECTOR OF BENEFITS

Date: June 24, 2009

Savings Plan for Union Employees of Unilever

Index

EXHIBIT INDEX

Exhibit Number	Exhibit
23.1	Consent of Independent Registered Public Accounting Firm